August 31, 2007

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Mr. Mark Kronforst
Accounting Branch Chief

Re:	Conversion Services International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 001-32623
Amendment No. 1 to Form 10-K

Dear Mr. Kronforst:

This letter is being filed in response to the Staff’s comments to the Form 10-K filed March 30, 2007. The Staff’s comments are set forth in a letter from Mark Kronforst, Accounting Branch Chief, addressed to Scott Newman, President and Chief Executive Officer of the Company, dated August 17, 2007.

This letter addresses each of your comments in your correspondence point by point. To facilitate your review, this letter has been organized with headings and references identical to your correspondence.

Item 8. Financial Statements and Supplementary Data

1.	Please amend your filing to provide the selected quarterly financial data required by Item 302 of Regulation S-K.

The Company will amend the Notes to Consolidated Financial Statements to include Note-25, Quarterly Information, which will provide selected quarterly financial data required by Item 302 of Regulation S-K.

Item 9A. Controls and Procedures

2.
We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective “with the exception of a control deficiency related to lack of certain internal controls over period-end financial reporting.” Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. In fact, it appears that you are indicating that your disclosure controls and procedures are effective except to the extent that they are not. Please revise your disclosure in an amended filing to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, you can state, if true, that your disclosure controls and procedures are effective including consideration of the identified matters if you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Alternatively, you can state that your disclosure controls and procedures are not effective due to the identified matters.

Conversion Services International, Inc.
100 Eagle Rock Avenue • East Hanover, NJ 07936
973.560.9400 • www.csiwhq.com

This disclosure will be revised in amendment No. 1 to the Form 10-K to state that the disclosure controls and procedures are not effective due to the period-end financial reporting matters noted.

Item 15. Exhibits

Exhibit 23.1 Consent of Friedman LLP, Independent Registered Accounting Firm

3.	We note that the consent of your independent registered accounting firm is dated March 29, 2006. Please reflect the appropriate date in your revised filing.

The date referenced on the consent of Friedman LLP, the Company’s Independent Registered Accounting Firm, will be appropriately updated in our revised filing.

We respectfully request a five business day extension of the 10 business day deadline for filing our amended Form 10-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Scott Newman
Scott Newman
President and Chief Executive Officer

Conversion Services International, Inc.
100 Eagle Rock Avenue • East Hanover, NJ 07936
973.560.9400 • www.csiwhq.com